SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Appointment of the CEO of the Telecom Argentina Group

FOR IMMEDIATE RELEASE Buenos Aires, September 9, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing you in my capacity as Chairman of Telecom Argentina S.A. (the ‘Company’), following our letters dated July 31 and August 13, 2014, through which we announced the resignation rendered by Mr. Stefano De Angelis as Chief Executive Officer (CEO) of the Telecom Argentina Group and the appointment by the Board of Directors of Mr. Oscar Cicchetti as CEO effective as of the date when he completed his immigration process.

In reference to this matter, the immigration process having been completed, Mr. Oscar Cicchetti assumed the position of Chief Executive Officer (CEO) of the Telecom Argentina Group as of the end of the Board of Directors meeting held today.

Simultaneously, Mr Stefano De Angelis has ceased serving in that position.

Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 09, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman